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                            August 8, 2023

       Julie Zeiler
       Chief Financial Officer
       IRobot Corporation
       8 Crosby Drive
       Bedford , MA 01730

                                                        Re: IRobot Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 14,
2023
                                                            Response Letter
Dated July 10, 2023
                                                            File No. 001-36414

       Dear Julie Zeiler:

              We have reviewed your July 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 12, 2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial Metrics and Non-GAAP Financial Measures, page 32

   1. We note your response to prior comment 1. You indicate you will no longer exclude IP litigation expense from
your non-GAAP financial measures in current and future periods;
                                                        however, your proposed
disclosures do not remove the related adjustments from prior comparable periods.
Please tell us your consideration of Question 100.02 of the Division of Corporation Finance
 s Compliance & Disclosure Interpretations on Non-GAAP
                                                        Financial Measures in
regard to recasting non-GAAP financial measures for prior periods and disclosing changes
in the methodology used to calculate them.
 Julie Zeiler
IRobot Corporation
August 8, 2023
Page 2



2. We note your response to prior comment 2. In order for us to more fully understand and assess the income tax adjustments you recorded to your non-GAAP financial measures in
         FY 2022 and for each subsequent interim period in FY 2023, please address the following:
             Demonstrate to us how you calculated the income tax adjustments for each period.
             Based on the amounts of each income tax adjustment and the amount of GAAP income tax expense, tell us the effective income tax rate related to your non-GAAP financial measures for each period and explain how you concluded the income tax adjustments result in income tax expense commensurate with each non-GAAP financial measure; and
             In regard to the tax valuation allowance, you indicate your analysis began with a determination of whether cumulative losses were present on a non-GAAP basis and you determined you had cumulative three-year income for 2020 through 2022 on a non-GAAP basis; however, it appears to us cumulative losses are present on a non-
             GAAP basis through the quarter ended March 31, 2023. More fully explain to us how this was considered in your analysis and tell us how you determined that potentially recording a tax valuation allowance in different periods on a GAAP basis and a non-GAAP basis is appropriate.




       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell,
Staff Accountant at 202-551-3709 with any questions.



FirstName LastNameJulie Zeiler                              Sincerely,
Comapany NameIRobot Corporation
                                                            Division of
Corporation Finance
August 8, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName